FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-167764-02
March 7, 2012

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-167764) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the  prospectus and the prospectus supplement.
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IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which this material may have been attached are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

$880,329,000 (Approximate)
Morgan Stanley Capital I Trust 2012-C4
as Issuing Entity
Morgan Stanley Capital I Inc.
as Depositor
Morgan Stanley Mortgage Capital Holdings LLC
Bank of America, National Association
as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2012-C4

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-3, A-4 and A-S of its Series 2012-C4 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated March 5, 2012 and filed with the Securities and Exchange Commission under accession number 0001539497-12-000057 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated March 5, 2012 and filed with the Securities and Exchange Commission under accession number 0001539497-12-000052 (the “Term Sheet”):

Collateral Update

•
With respect to the mortgage loan information contained on page III-2 of Appendix III to the Free Writing Prospectus and page T-25 of the Term Sheet, the site plan with respect to The Shoppes at Buckland Hills mortgaged property is revised and attached as Annex 1 hereto.

•
With respect to the mortgage loan information contained on page III-17 of Appendix III to the Free Writing Prospectus and page T-40 of the Term Sheet, the ADR and RevPAR statistics set forth in the table titled “Las Ventanas Property and Market Historical Occupancy, ADR, RevPAR” are denominated in Mexican pesos and not in U.S. dollars.

•
With respect to the mortgage loan identified on Appendix I to the Free Writing Prospectus as Southbrook and Baybrook Village Center, representing approximately 2.8% of the Initial Pool Balance, the future mezzanine financing described under “Description of the Mortgage Pool—Material Terms and Characteristics of the Mortgage Loans—Subordinate and Other Financing” is permitted solely in connection with a transfer of the related mortgaged property three (3) or more years after the related closing date, provided that, among other things, the combined debt service coverage ratio is at least 1.20x and the combined loan-to-value ratio is no greater than 71%.

•
The following footnote is added after footnote 13 on page I-1 of Appendix I to the Free Writing Prospectus:  “(14) With respect to Mortgage Loan No. 19, University Park Shopping Center, the stated Monthly Debt Service (P&I) constant is based on an assumed principal balance of $20,181,264”.

•
The following additional prepayment paragraph is added to the Free Writing Prospectus and the Term Sheet:  “With respect to one (1) of the mortgage loans, representing approximately 1.8% of the initial pool balance and secured by the mortgaged property identified on Appendix I to the free writing prospectus as University Park Shopping Center, that prohibits voluntary principal prepayments during a prepayment lock-out period but permits the related borrower, after an initial period of at least two (2) years following the date of issuance of the certificates, to defease the mortgage loan by pledging to the issuing entity “government securities” as defined in the Investment Company Act of 1940, and to thereby obtain the release of the mortgaged property from the lien of the mortgage, some or all of a $1,300,000 earnout reserve being held by the lender will be applied to prepay (together with a yield maintenance premium)  the outstanding principal balance of the mortgage loan after March 5, 2015 to the extent such reserve amounts have not previously been distributed to the related borrower in connection with the satisfaction of certain conditions, including a 10.5% NOI debt yield and either (a) construction of a new building on the parcel the borrower plans to develop, or (b) lender’s receipt of a fully executed ground lease for the parcel.”

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION

We have entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.  Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance of each class of Offered Certificates presented below.

Underwriters	Class A-1	Class A-2	Class A-3	Class A-4	Class A-S

Morgan Stanley & Co. LLC	$	$	$	$	$

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$

Total	$ 65,086,000	$ 244,709,000	$ 75,630,000	$ 383,661,000	$ 111,243,000

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-lead managers and co-bookrunners with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased.  In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriter may be increased.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers.  Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC and Bank of America, National Association, engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers.  See “Risk Factors—Conflicts of Interest May Have an Adverse Effect On Your Certificates” in the Free Writing Prospectus.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market.  These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering.  Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering.  An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions.  These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the depositor and delivered to and accepted by the Underwriters and are subject to their right to reject orders in whole or in part.  It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about March     , 2011, which is the      business day following the first date of pricing of the Offered Certificates.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so.

The depositor is an affiliate of Morgan Stanley & Co. LLC, an Underwriter, and Morgan Stanley Mortgage Capital Holdings LLC, one of the sponsors, mortgage loan sellers and originators.  Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator, a sponsor and the master servicer.

Application will be made to the Irish Stock Exchange for the applicable listing particulars to be approved and for the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-S Certificates to be admitted to the Official List and to trading on its Global Exchange Market.  There can be no assurance that such listing will be obtained.

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This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Annex 1

Mortgage Loan No. 1 – The Shoppes at Buckland Hills

FIRST FLOOR
SEARS
BARNES & NOBLE
jcpenney
macy's
DICK'S
macy's
MEN'S, CHILDREN'S AND FURNITURE
SECOND FLOOR
SEARS
jcpenney
macy's
DICK'S
macy's
MEN'S, CHILDREN'S AND FURNITURE

This is not a research report and was not prepared by the Morgan Stanley or BofA Merrill Lynch research departments. Please see additional important information and qualifications at the end of this Term Sheet.

T-XX